525 W. Monroe Street
Chicago, IL 60661-3693
312.902.5200 tel
312.902.1061 fax

RAM PADMANABHAN
rp@kattenlaw.com
312.902.5520 direct
312.577.8733 fax

November 28, 2007

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

Re:	Cleveland BioLabs, Inc. Registration Statement on Form SB-2 Filed June 14, 2007 File No. 333-143755

We are writing on behalf of our client, Cleveland BioLabs, Inc. (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), dated November 19, 2007 (the “Comment Letter”), relating to the Company’s Registration Statement on Form SB-2, filed with the Commission on June 14, 2007, and Amendments No. 1 and 2 thereto, filed with the Commission on August 10, 2007 and October 30, 2007, respectively. Our response contained herein reflects correspondence we filed with the Commission on November 14, 2007 and subsequent discussions between us and representatives of the Staff on November 19, 2007. Concurrently herewith, we are filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For the convenience of the Staff, the responses set forth below follow the text of the paragraphs of the Comment Letter to which they relate and where appropriate, provide cross-references to the applicable portion of Amendment No. 3.

Private Placement, page 4

1.	Please explain why the common stock issuable on conversion of the preferred or exercise of the warrants decreased from 7,211,612 shares on March 16, 2007 to 6,944,538 on November 13, 2007.

Response: The common stock issuable upon conversion of the Series B Preferred and exercise of the Warrants has not decreased since March 16, 2007. The Series B Preferred and the Series B Warrants are convertible for and exercisable into 6,944,538 shares of common stock. This number excludes the 267,074 shares that are issuable upon exercise of the Series C Warrants. Therefore, with respect to the number of shares of common stock issuable upon conversion of Series B Preferred and exercise of all of the Warrants (a defined term that includes both Series B Warrants and Series C Warrants), the registration statement correctly states the figure to be 7,211,612.

CHICAGO	CHARLOTTE	IRVING	LONDON	LOS ANGELES	NEW YORK	PALO ALTO	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN CORNISH LLP

A limited liability partnership including professional corporations

November 28, 2007

In response to this Comment and to alleviate confusion, the Company has revised page 4 of Amendment No. 3 under the heading “Private Placement” to eliminate reference to the 6,944,538 shares of common stock issuable upon conversion of the Series B Preferred and exercise of the Series B Warrants. Instead, reference is made solely to the fact that 7,211,612 shares of common stock are issuable upon conversion of the Series B Preferred and the Warrants. The Company has made this same clarification on page 57 of Amendment No. 3 under the heading “Private Placement,” and on page 84 of Amendment No. 3 under the heading “Description of Our Series B Convertible Preferred Stock.”

Selling Stockholders, page 69

2.
Because the investment advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, L.L.C. and an affiliate of Ramius Capital Group, L.L.C. is a NASD member, it appears that Portside Growth and Opportunity Fund is an affiliate of a broker-dealer. Please revise footnote 22 to indicate that this selling stockholder is an affiliate of a broker-dealer. Alternatively, provide us an analysis as to why this selling stockholder is not an affiliate of a broker-dealer.

Response: In response to this Comment, the Company has revised footnote 22 on page 76 of Amendment No. 3 to state that Portside Growth and Opportunity Fund is an affiliate of a registered broker-dealer.

3.
Your revised draft prospectus states that Basic Investors, Inc., one of the selling stockholders, is a registered broker-dealer. Your revised draft prospectus also indicates that some of the selling stockholders are registered representatives of broker-dealers which makes them broker-dealers. These broker-dealers should be identified as underwriters, unless they received the shares as compensation for underwriting services. Please be advised that we consider the resale of securities by broker-dealers to be an indirect primary offering. In that regard, you must register the offering as a primary offering and you will not be eligible to conduct the offering on a delayed or continuous basis under Rule 415. If you determine you can proceed with this offering because all of the broker-dealers who are selling stockholders received their shares as underwriting compensation, please revise your disclosure to clarify which selling stockholders are broker-dealers and that they received their shares as underwriting compensation. Alternatively, you may also remove certain selling stockholders from the offering.

November 28, 2007

Response: In response to this Comment, the Company has revised the footnotes to the selling stockholders table, beginning on page 75 of Amendment No. 3, to identify the following selling stockholders as broker-dealers or employees of broker-dealers who received their shares as compensation: Sunrise Securities Corp. (footnote 2); Eric Abitbol (footnote 42); Peter Weprin (footnote 56); Robert Fuchs (footnote 61); Amnon Mandelbaum (footnote 69); David Goodfriend (footnote 70); Jeffrey Meyerson (footnote 71); Nathan Low (footnote 73); Paul Scharfer (footnote 74); and Samuel Berger (footnote 75). In addition, the Company has removed the following selling stockholders from the offering because they are broker-dealers or registered representatives of broker-dealers and purchased shares in the private placement transaction: Basic Investors, Inc.; Douglas Belz; Frank Bua; Gary Purcell; Ira Openden; Richard Barber; Serge Moyal; and Thomas Laundrie.

If you have any further questions, please do not hesitate to contact me.

Very truly yours,

/s/ Ram Padmanabhan
Ram Padmanabhan

cc: Michael Fonstein